Testing the Waters Materials Related to Series #HIRST1

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#HIRST1

DAMIEN HIRST: THE CURRENCY (NFT)

THIS INITIAL OFFERING IS COMING SOON!

CURRENT VALUE: $20,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

#HIRST1

DAMIEN HIRST: THE CURRENCY (NFT)

C.O.A. SPECS

FINANCIALS

Initial Offering Share Price	$4.00
Number of Shares	5,000
Initial Offering Market Cap.	$20,000
Storage Location	Rally Metamask Wallet

DESCRIPTION OF SERIES DAMIEN HIRST THE CURRENCY NFT

Investment Overview

•Upon completion of the Series #HIRST1 Offering, Series #HIRST1 will purchase a Damien Hirst The Currency “Who’s really the king” NFT for Series #HIRST1 (The “Series Damien Hirst The Currency NFT” or the “Underlying Asset” with respect to Series #HIRST1, as applicable), the specifications of which are set forth below.

•Damien Hirst is an English artist known as one of the most commercially successful artists of all time.

•The Currency is an NFT collection by Damien Hirst made up of 10,000 unique NFTs attached to a corresponding piece physical artwork. Owners of the NFTs will eventually have to decide between keeping the NFT or the physical artwork, while the other is burned.

•The Underlying Asset is a Damien Hirst The Currency “Who’s really the king” NFT.

Asset Description

Overview & Authentication

•Damien Hirst was born on June 7, 1965.

•As an artist in the 1990s, he became affiliated with a class of artists known as the Young British Artists (YBAs). According to the Tate, Hirst is believed to be the United Kingdom’s richest living artist.

•According to the Tate: “Death is a central theme in Hirst's works. He became famous for a series of artworks in which dead animals (including a shark, a sheep and a cow) are preserved, sometimes having been dissected, in formaldehyde. The best-known of these was The Physical Impossibility of Death in the Mind of Someone Living, a 14-foot (4.3 m) tiger shark immersed in formaldehyde in a clear display case. He has also made "spin paintings", created on a spinning circular surface, and "spot paintings", which are rows of randomly coloured circles created by his assistants.”

•On September 15, 2008, Sotheby’s held an auction of 223 works of Hirst’s. The morning of the sale, Lehman Brothers announced it would be closing due to bankruptcy, as the 2008 financial crisis began. The auction was titled “Beautiful Inside My Head Forever” and grossed over $200 million over the course of 24 hours. This broke the record for a one-artist auction.

•In 2016, Hirst created the 10,000 physical versions of the collection that corresponds to The Currency NFTs. Each piece of spot-colored art was created on paper and are currently held in a secure vault in the United Kingdom.

•Each of the titles of the 10,000 works was “created through machine learning based on a database of some of Hirst’s favorite song lyrics. Some of the poetic titles include Totally Gonna Sell You, Wet Moving Mirror, Grandfathered to the Gang, and My Vision Is Fucked,” according to ArtNet.

•According to ArtNet: “The works may look similar, but no two dots are the same color, while each piece is individually numbered, signed, and stamped by the artist with a microdot and a hologram featuring a portrait of Hirst.”

•Hirst believes that The Currency “challenges the concept of value through money and art” through forcing people to grapple with “their perception of value, and how it influences their decision.”

•The Currency NFT project was launched in July 2021 and was more than six times “oversubscribed” according to Coin Telegraph.

•“I’ve never really understood money. It’s like you look at money, in its basic form, [...] all these things, art, money commerce, they’re all ethereal,” Hirst said in a video discussing the project.

•Hirst said: “I think that digital art is probably going to last a lot longer than galleries. I mean, you probably won’t be going into galleries. We’ll be sitting in bars showing each other what we’ve recently bought on our phones, and that’s kind of what we do now.”

•According to Cointelegraph: “Each individual artwork is called a “Tender,” and the artist recently told Cointelegraph that he would “love it” if a collector were able to use the artwork as actual currency due to its value as an NFT. However, he thinks that most people will choose to keep the artwork.”

•The Underlying Asset is accompanied by proof of ownership stored on the Ethereum blockchain. See “Terms of Ownership” below for additional details.

Notable Features

•The Underlying Asset is a Damien Hirst The Currency “Who’s really the king” NFT.

•The Underlying Asset was minted on August 2, 2021.

•The Underlying Asset was sold for 3.25 ETH ($10,296.78) on August 11, 2021, to ETH wallet CapitalApe. The Underlying Asset was sold for 4.99 ETH ($18,513.30) on December, 2021, to ETH wallet GoldenTomahawk.

Notable Defects

•The Underlying Asset is consistent with the description provided by Art Block and proof of ownership stored on the Ethereum blockchain.

Terms of Ownership

•From the sale until 3 p.m. British Summer Time on July 27, 2022 (the “redemption period”), each holder of an NFT from The Currency Collection (the “Hirst NFTs”) may decide to redeem their NFT for the physical artwork associated with the NFT. If redeemed, the NFT is electronically “burned,” meaning permanently destroyed. If the NFT holder has not exchanged the NFT for the physical print by that time, then the physical artwork will be destroyed. In determining whether to redeem the NFT, the Manager will consider the preferences of the Series Interest Holders as expressed by the nonbinding voting results of a poll of such Interest Holders.

•The physical artwork associated with the Underlying Asset remains in the possession of Heni. The physical artwork is stored by Heni in a secure location in the United Kingdom. If the physical artwork is destroyed or damaged and deemed a total loss while in storage during the redemption period, the Company can request to receive either a substitute physical artwork, or a corresponding Hirst NFT, or a payment of $2,000. Heni will seek to honor the Company’s specific request, but if unable to do so may provide us with the alternative option, which decision will be final.

•Before the Hirst NFT is redeemed or burned, the Company will be given the option to collect the corresponding physical artwork in person from storage or to have it shipped to the Company. If the Company chooses the latter, it will be shipped by Heni’s chosen carrier and will be insured during transit at a value of $2,000. If the physical artwork is destroyed, damaged or lost during transit, the Company’s sole remedy will be a payment of up to $2,000. The Company will be responsible for all costs and import duties and taxes payable to ship the physical artwork to us. If the Company loses access to the Hirst NFT, it loses all rights to the corresponding physical artwork and will not be able to withdraw it from storage.

•The use of the software and services provided in connection with the Hirst NFTs, and any additional digital or physical offerings that may be made available in connection with such NFTs, including the redemption of the Hirst NFTs, is governed by terms and conditions presently located at nft.heni.com/terms-of-service-currency. The use of the bridge to the Palm blockchain, which allows the transfer of Hirst NFTs from the Palm blockchain to the Ethereum blockchain and vice versa is governed by terms and conditions presently available at consensys.net/terms-of-use/. The Palm bridge governs only the transfer of the Underlying Assets between blockchains, but its use will be required to redeem the Hirst NFT for the physical artwork.

•Heni retains ownership of all intellectual property rights associated with its services, but the NFT does not include ownership of the digital artwork. Rights with respect to the physical artwork are limited to the physical artwork itself. The terms grant a limited license to display the digital art associated with the NFT, with certain limitations. The terms do not include the right to use the digital artwork for commercial purposes. Heni’s total liability in connection with the purchase or sale of a Hirst NFT, including any claim in connection with the artwork or digital artwork, and use of the Heni services, is limited to $2,000.

•The Underlying Asset is freely transferable. However, the Hirst NFTs implement Ethereum Improvement Proposal 2981 (“EIP-2981”), which allows NFT secondary marketplaces to obtain information about the payment of a 5% royalty requested for secondary sales. If an NFT secondary marketplace chooses to implement the information, the royalty will be payable on all transactions of the Underlying Asset on that secondary marketplace. The royalty will be shared between Heni and Hirst.

•See the following risk factors in connection with the Underlying Asset:

o “Risk Factors—Risks Relating to the Underlying Assets--If Heni Tech LLC (“Heni”) found our Manager or Series #HIRST1 to be in breach of the terms and conditions governing use of the Heni services, Heni could terminate our Manager’s access to all or any part of the Heni services, which could result in the loss of, decline in value of or inability to transfer the Series Damien Hirst The Currency NFT."

o“Risk Factors—Risks Relating to the Underlying Assets—The physical artwork underlying the Series Damien Hirst The Currency NFT remains in Heni’s possession, and potential loss of or damage to the physical artwork underlying the Hirst NFT could adversely impact the value of the Hirst NFT, Series #HIRST1 and/or the likelihood of any distributions made by us to the Series #HIRST1 Interest Holders.”

o“Risk Factors—Risks Relating to the Underlying Assets—If we lose, or lose access to, the Series Damien Hirst The Currency NFT, we lose all rights to the corresponding physical artwork and will not be able to withdraw it from storage, which could adversely impact the value of the NFT, Series #HIRST1 and/or the likelihood of any distributions made by us to the Series #HIRST1 Interest Holders.”

o“Risk Factors—Risks Relating to the Underlying Assets—The slowing or stopping of the development, continued support or acceptance of the bridge to the Palm blockchain (the “Palm bridge”), or the cessation of business of ConsenSys (which backs the Palm blockchain), would have a material adverse effect on the assets created on the Palm blockchain. Specifically, the value of each NFT from The Currency Collection (the “Hirst NFTs”), and consequently the value of Series #HIRST1 and the amount of distributions made to holders of interests, may be materially adversely affected as a result.”

Details

Series Damien Hirst The Currency NFT
Creator	Damien Hirst
NFT	The Currency
Title	Who’s really the king
Characteristic Score	Overlaps (0.43)
Characteristic Rank	1,909
Characteristic Score	Drips (0.42)
Characteristic Rank	4,478
Characteristic Score	Texture (0.54)
Characteristic Rank	4,372
Characteristic Score	Density (0.39)
Characteristic Rank	2,437
Characteristic Score	Weight (19.61)
Characteristic Rank	6,937
Color Percentage	Blues (16.46% of pixels)

Color Rank	6,797
Color Percentage	Reds (16.55% of pixels)
Color Rank	3,472
Color Percentage	Yellows (9.2% of pixels)
Color Rank	1,686
Color Percentage	Greens (10.21% of pixels)
Color Rank	289
Color Percentage	Magentas (6.93% of pixels)
Color Rank	6,072
Color Percentage	Blacks (0.51% of pixels)
Color Rank	439
Color Percentage	Whites (40.15% of pixels)
Color Rank	8,888
Feature	Title Words (5)
Feature Rarity	19.24% of The Currency have this trait
Feature	Title Characters (21)
Feature Rank	5.48% of The Currency have this trait
Proof of Ownership	Ethereum Blockchain

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Damien Hirst The Currency NFT going forward.

#HIRST1 | $20K

COMPARABLE ASSET VALUE

ASSET VALUE
+46.4%

TRANSACTIONS
161